Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS TO RELEASE FIRST QUARTER 2021 FINANCIAL RESULTS ON FRIDAY, MAY 7, 2021

BROOKFIELD NEWS, April 13, 2021 – Brookfield Property Partners L.P. (NASDAQ: BPY, TSX: BPY.UN) announced today that its first quarter 2021 financial results will be released before the market open on Friday, May 7, 2021.

Due to the pending acquisition of all of the limited partnership units of BPY by Brookfield Asset Management as announced on April 1, 2021, the company will not be hosting a conference call this quarter nor will be providing a Supplemental Information package.

The earnings news release will be available on the company’s website, bpy.brookfield.com, before the market open on May 7, 2021.

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Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with approximately $600 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Contact:

Matt Cherry

Senior Vice President, Investor Relations

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Brookfield Property Partners L.P.	1